UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ARCH CHEMICALS, INC.

(Name of Issuer)

Common Stock (par value, $1.00 per share)

(Title of Class of Securities)

03937R102

(CUSIP Number)

Scott Waldman, Esq. Vice President and Secretary LG Acquisition Parent Corp. 90 Boroline Road Allendale, New Jersey 07401 Telephone: (703) 876-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d−1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 03937R102	Page 2 of 15

1	NAME OF REPORTING PERSONS
Lonza Group Ltd.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
2	(a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK, WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100% (See Note 1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D
CUSIP No. 03937R102	Page 3 of 15

1	NAME OF REPORTING PERSONS
LG Acquisition Parent Corp.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
2	(a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100% (See Note 1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D
CUSIP No. 03937R102	Page 4 of 15

Item 1.	Security and Issuer

          This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $1.00 per share (the “Common Stock”), of Arch Chemicals, Inc., a Virginia corporation (the “Company”). The principal executive offices of the Company are located at c/o Lonza America Inc., 90 Boroline Road, Allendale, New Jersey 07401.

Item 2.	Identity and Background

          The names of the persons filing this Statement are Lonza Group Ltd., a company organized under the laws of Switzerland (“Parent”), and LG Acquisition Parent Corp., a Delaware corporation and an indirect, wholly-owned subsidiary of Parent (“LG Parent” and together with Parent, the “Reporting Persons”). Parent is one of the world’s leading suppliers to the pharmaceutical, healthcare and life science industries. Its business is participation in the fields of chemistry, energy and related fields, as well as engaging in all commercial, financial and other activities appropriate to such interests. LG Parent was formed in connection with the transactions contemplated by the Agreement and Plan of Merger, dated as of July 10, 2011 (as amended, modified or supplemented in accordance with its terms, the “Merger Agreement”), by and among the Company, Parent and LG Acquisition Corp., a Virginia corporation and a direct, wholly-owned subsidiary of LG Parent (“Purchaser”), as described in Item 4 below. LG Parent has not conducted any unrelated activities since its organization.

          The address of the principal business and the principal office of Parent is Münchensteinerstrasse 38, CH-4002 Basel, Switzerland. The address of the principal business and the principal office of LG Parent is 90 Boroline Road, Allendale, New Jersey 07401.

          The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each director and executive officer of each of the Reporting Persons is set forth on Schedule A to this Statement.

          During the last five years, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any person named on Schedule A has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D
CUSIP No. 03937R102	Page 5 of 15

Item 3.	Source and Amount of Funds or Other Consideration

          The total amount of consideration payable in connection with the Offer and the Merger was approximately $1,200.9 million. The information set forth in “Section 10. Source and Amount of Funds” in the Offer to Purchase (defined below) is incorporated herein by reference.

Item 4.	Purpose of the Transaction

          On July 10, 2011, Parent and Purchaser entered into the Merger Agreement with the Company for the purposes of acquiring all of the outstanding shares (the “Shares”) of Common Stock. Pursuant to the Merger Agreement, Purchaser commenced a tender offer (the “Offer”) to purchase all of the outstanding Shares at a purchase price of $47.20 per Share, without interest and less any required withholding of taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 15, 2011 (as amended, the “Offer to Purchase”), incorporated by reference to Exhibit 99.2 hereto and Exhibit (a)(1)(A) of the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on July 15, 2011 (as amended, the “Schedule TO”), and the related Form of Letter of Transmittal, incorporated by reference to Exhibit 99.3 hereto and Exhibit (a)(1)(B) of the Schedule TO.

          The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Section 6. Price Range of Shares; Dividends,” “Section 7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations,” “Section 11. Background of the Offer,” “Section 12. Purpose of the Offer; Plans for the Company; Shareholder Approval; Appraisal Rights,” “Section 13. The Transaction Documents” and “Section 14. Dividends and Distributions” is incorporated herein by reference.

SCHEDULE 13D
CUSIP No. 03937R102	Page 6 of 15

          The initial offering period of the Offer (as previously extended, the “Initial Offering Period”) expired at 12:00 midnight, New York City time, on Friday, October 14, 2011. Upon expiration of the Initial Offering Period, Purchaser accepted for payment in accordance with the terms of the Offer all Shares that were validly tendered and not properly withdrawn prior to expiration of the Initial Offering Period. According to BNY Mellon Shareowner Services, the depositary for the Offer, as of the expiration of the Initial Offering Period, a total of approximately 23,372,120 Shares (including 2,703,910 Shares subject to guaranteed delivery procedures) were validly tendered and not properly withdrawn in the Initial Offering Period, representing approximately 91.9% of the Shares then outstanding. In addition, Purchaser provided a subsequent offering period (the “Subsequent Offering Period”) following the expiration of the Initial Offering Period. The Subsequent Offering Period expired at 12:00 midnight, New York City time, on October 19, 2011. An aggregate of approximately 1,023,756 additional Shares were validly tendered prior to the expiration of the Subsequent Offering Period, all of which Shares have been accepted for payment by Purchaser. On October 20, 2011, following the expiration of the Subsequent Offering Period, Purchaser paid for all shares validly tendered in the Offer. Following the expiration of the Subsequent Offering Period, Purchaser held a total of approximately 23,348,410 Shares (which excludes 1,047,465 Shares that remained subject to guaranteed delivery procedures upon the expiration of the Subsequent Offering Period), representing approximately 91.8% of the Shares outstanding as of October 20, 2011.

          In addition, following the expiration of the Subsequent Offering Period, on October 20, 2011, because Purchaser then owned more than 90% of the outstanding Shares, in accordance with the Merger Agreement and as permitted by Virginia law, Parent and Purchaser effected a “short form” merger of Purchaser with and into the Company, as further described below, without the need for a meeting or vote of the Company’s shareholders.

          Effective as of October 20, 2011, in accordance with the Merger Agreement, Purchaser merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation of the Merger and becoming a direct, wholly-owned subsidiary of LG Parent, which is an indirect, wholly-owned subsidiary of Parent. Under the terms of the Merger Agreement, each share of Common Stock not tendered in the Offer that was outstanding immediately prior to the effective time of the Merger, other than any shares of Common Stock owned by any subsidiary of the Company or by Parent, Purchaser or any of their respective subsidiaries, was converted into the right to receive the Offer Price, payable to the holder thereof upon surrender of the certificate formerly representing such Share.

SCHEDULE 13D
CUSIP No. 03937R102	Page 7 of 15

          The following changes to the Company’s board of directors were effected in accordance with the Merger Agreement. Michael E. Campbell, David Lilley, William H. Powell, Janice J. Teal and Douglas J. Wetmore tendered their resignations as directors of the Company effective as of Purchaser’s acceptance for payment of all Shares tendered in the Initial Offering Period. On October 17, 2011, Joseph Colleluori, Marc Funk, Scott Waldman, Anthony Branciforte and Bradley Luria were appointed unanimously by the remaining directors as directors of the Company. Thereafter, Richard E. Cavanagh and Daniel S. Sanders tendered their resignations as directors of the Company effective as of the effective time of the Merger.

          On October 20, 2011 as of the effective time of the Merger, the following officers of the Company were removed, as provided in the Merger Agreement, from their respective offices: Michael E. Campbell, Joseph H. Shaulson, Luis Fernandez-Moreno, Steven C. Giuliano and Sarah A. O’Connor. On that same date, Jeanne Thoma, Alexander Hoy, Scott Waldman, Bradley Luria and Anthony Branciforte, Jr. were elected as officers of the Company.

          On October 20, 2011, in connection with the Merger, the Company notified the New York Stock Exchange (the “NYSE”) of its intent to remove the Common Stock from listing on the NYSE and requested that the NYSE file a delisting application with the SEC to delist and deregister its common stock. On October 21, 2011, the NYSE filed with the SEC a Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 25 to delist and deregister the Common Stock. As a result, the Common Stock will no longer be listed on the NYSE. The Company intends to file with the SEC a certification on Form 15 under the Exchange Act, requesting the deregistration of the Common Stock and the suspension of the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act.

          Shortly after the effective time of the Merger, pursuant to the Merger Agreement, the articles of incorporation of the Company were amended and restated in their entirety to read identically to the articles of incorporation of Purchaser as in effect immediately prior to the effective time of the Merger, and the bylaws of the Company were amended and restated in their entirety to read identically to the bylaws of Purchaser as in effect immediately prior to the effective time of the Merger, except that in each case the name of the surviving corporation of the Merger set forth therein was changed to “Arch Chemicals, Inc.”

          The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, reference to the Merger Agreement. A copy of the Merger Agreement is included as Exhibit 99.1 hereto and was included as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 11, 2011.

SCHEDULE 13D
CUSIP No. 03937R102	Page 8 of 15

          As of the date of this Statement, and except as otherwise provided in the Offer to Purchase, the business and operations of the Company have been continued substantially as they were being conducted prior to the Merger. Parent intends to evaluate the business and operations of the Company and to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing development of the Company’s potential in conjunction with Parent’s existing businesses and may subsequently make changes thereto.

          Except as set forth in this Statement (including any information incorporated by reference) and in connection with the transaction described above, neither of the Reporting Persons has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

          (a) — (b) As a result of the purchase of the Shares pursuant to the Offer, following the expiration of the Subsequent Offering Period, Purchaser beneficially owned 23,348,410 Shares (which excludes 1,047,465 Shares that remained subject to guaranteed delivery procedures upon the expiration of the Subsequent Offering Period), representing approximately 91.8% of the Shares outstanding on October 20, 2011.

          Following the expiration of the Subsequent Offering Period, on October 20, 2011, Purchaser merged with and into the Company and each of the 1,000 shares of common stock, no par value, of Purchaser that was issued and outstanding immediately prior to the effective time of the Merger was converted into one share of common stock, par value $1.00 per share, of Arch Chemicals, Inc., as the surviving corporation of the Merger, and each of the remaining outstanding Shares of the Company was converted into the right to receive the same $47.20 in cash per Share, without interest, that was paid in the Offer. As a result of the merger, the Company became a direct, wholly-owned subsidiary of LG Parent, which is an indirect, wholly-owned subsidiary of Parent. Therefore, as a result of the Merger, the Reporting Persons beneficially own 1,000 shares of the common stock, par value $1.00 per share, of Arch Chemicals, Inc., as the surviving corporation of the Merger, representing 100.00% of the issued and outstanding shares of Arch Chemicals, Inc. Parent and LG Parent each have sole voting and dispositive power of all the Shares by virtue of the fact that LG Parent, the record holder of the Shares, is an indirect, wholly-owned subsidiary of Parent.

SCHEDULE 13D
CUSIP No. 03937R102	Page 9 of 15

(c) The information set forth in Item 4 is incorporated herein by reference. Except as described in this Statement, no transactions in Shares were effected by Parent, LG Parent or Purchaser or, to the knowledge of Parent, LG Parent or Purchaser, by any person identified on Schedule A to this Statement, during the 60 days prior to the date hereof.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, securities covered by this Statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

SCHEDULE 13D
CUSIP No. 03937R102	Page 10 of 15

Item 7.	Materials to be Filed as Exhibits

          The following documents are filed as exhibits:

Exhibit No.	Description

99.1

Agreement and Plan of Merger, dated as of July 10, 2011, by and among Arch Chemicals, Inc., Lonza Group Ltd. and LG Acquisition Corp. (Incorporated by reference to Exhibit 2.1 to the current report on Form 8-K of Arch Chemicals, Inc. filed on July 11, 2011)

99.2	Offer to Purchase, dated as of July 15, 2011, incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by LG Acquisition Corp on July 15, 2011, as amended.
99.3	Form of Letter of Transmittal, incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by LG Acquisition Corp on July 15, 2011, as amended
99.4

Multicurrency Term and Revolving Facilities Agreement, dated as of September 9, 2011, by and among Lonza Group Ltd.; certain subsidiaries of Lonza Group Ltd.; Citigroup Global Markets Limited, Credit Suisse AG and J.P. Morgan Limited, as mandated lead arrangers; Credit Suisse AG, London Branch as agent; and the financial institutions named therein as lenders. (Incorporated by reference to Exhibit (b)(3) to the Schedule TO filed by LG Acquisition Corp on July 15, 2011, as amended)

99.5	Joint Filing Agreement, dated as of October 21, 2011, by and between Lonza Group Ltd. and LG Acquisition Parent Corp.

SCHEDULE 13D
CUSIP No. 03937R102	Page 11 of 15

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 21, 2011

LONZA GROUP LTD.

	By:	/s/ Thomas Keppler
Name: Thomas Keppler
Title: Head of Patent Dept.

	By:	/s/ Günther Jakob
Name: Günther Jakob
Title: Group Treasurer

LG ACQUISITION PARENT CORP.

	By:	/s/ Scott Waldman
Name: Scott Waldman
Title: Vice President and Secretary

SCHEDULE 13D
CUSIP No. 03937R102	Page 12 of 15

Exhibit No.	Description

99.1

Agreement and Plan of Merger, dated as of July 10, 2011, by and among Arch Chemicals, Inc., Lonza Group Ltd. and LG Acquisition Corp. (Incorporated by reference to Exhibit 2.1 to the current report on Form 8-K of Arch Chemicals, Inc. filed on July 11, 2011)

99.2	Offer to Purchase, dated as of July 15, 2011, incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by LG Acquisition Corp on July 15, 2011, as amended.
99.3	Form of Letter of Transmittal, incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by LG Acquisition Corp on July 15, 2011, as amended
99.4

Multicurrency Term and Revolving Facilities Agreement, dated as of September 9, 2011, by and among Lonza Group Ltd.; certain subsidiaries of Lonza Group Ltd.; Citigroup Global Markets Limited, Credit Suisse AG and J.P. Morgan Limited, as mandated lead arrangers; Credit Suisse AG, London Branch as agent; and the financial institutions named therein as lenders. (Incorporated by reference to Exhibit (b)(3) to the Schedule TO filed by LG Acquisition Corp on July 15, 2011, as amended)

99.5	Joint Filing Agreement, dated as of October 21, 2011, by and between Lonza Group Ltd. and LG Acquisition Parent Corp.

SCHEDULE 13D
CUSIP No. 03937R102	Page 13 of 15

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of Lonza Group Ltd. is set forth below. The business address for each executive officer is Münchensteinerstrasse 38, CH-4002 Basel, Switzerland. All of the directors and executive officers of Lonza Group Ltd. are citizens of Switzerland, except for Klaus Peter Wilden (Germany), Julia Stretton Higgins (United Kingdom), Gerhard Mayr (Austria), Sir Richard Sykes (United Kingdom), Stefan Borgas (Germany), Toralf Haag (Germany), Uwe Bhlke (Germany), Stephan Kutzer (Germany) and Gerardus Boot (Netherlands).

Board of Directors of Lonza Group Ltd.

Present Principal Occupation or Employment
Name	(including Name and Address of Employer)

Rolf Soiron	Chairman of the Board of Directors, Lonza Group Ltd., Münchensteinerstrasse 38, CH-4002 Basel, Switzerland

Jean-Daniel Gerber	Director of the State Secretariat for Economic Affairs (SECO) at the Federal Department of Economic Affairs, Holzikofenweg 36, CH-3003 Bern, Switzerland

Patrick Aebischer	President of the École Polytechnique Fédérale de Lausanne (EPFL), Route Cantonale, CH-1015 Lausanne, Switzerland

Klaus Peter Wilden	Executive Vice President Finance & CEO, Ferring Pharmaceuticals, Avenue de Rhodanie 60, CH-1007 Lausanne, Switzerland

Julia Stretton Higgins	Imperial College, London, Emeritus and Senior Research Investigator, Exhibition Road, London SW7 2AZ, United Kingdom

Gerhard Mayr	Director, Lonza Group Ltd., Münchensteinerstrasse 38, CH-4002 Basel, Switzerland

Sir Richard Sykes	Vice-Chairman of the Board of Directors; Lonza Group Ltd., Münchensteinerstrasse 38, CH-4002 Basel, Switzerland

SCHEDULE 13D
CUSIP No. 03937R102	Page 14 of 15

Executive Officers of Lonza Group Ltd.

Name	Position

Stefan Borgas	Chief Executive Officer

Toralf Haag	Chief Financial Officer

Uwe Böhlke	HR & Corporate Services

Lukas Utiger	COO, Lonza Bioscience

Stephan Kutzer	COO, Custom Manufacturing Division

Gerardus Boot	COO, Life Science Ingredients

SCHEDULE 13D
CUSIP No. 03937R102	Page 15 of 15

The name of each director and executive officer of LG Acquisition Parent Corp. is set forth below. Each director of LG Acquisition Parent Corp. is an employee of Lonza Group Ltd. or Lonza America, Inc. and is employed in the positions indicated below. All of the directors and executive officers of LG Acquisition Parent Corp. are citizens of the United States, except Marc Funk (Switzerland).

Board of Directors and Executive Officers of LG Acquisition Parent Corp.

Name	Positions and Address

Joseph Colleluori	Director & President, LG Acquisition Parent Corp. Senior Vice President Corporate Development, Lonza Group Ltd., Münchensteinerstrasse 38, CH-4002 Basel, Switzerland

Marc Funk	Director & Vice President, LG Acquisition Parent Corp. Group General Counsel, Senior Vice President, Lonza Group Ltd., Münchensteinerstrasse 38, CH-4002 Basel, Switzerland

Scott Waldman	Director & Vice President and Secretary, LG Acquisition Parent Corp. U.S. General Counsel, Vice President and Secretary of Lonza America, Inc., 90 Boroline Road, Allendale, New Jersey 07401

Anthony Branciforte	Director & Treasurer, LG Acquisition Parent Corp. Head of U.S. HR Services, Lonza America, Inc., 90 Boroline Road, Allendale, New Jersey 07401

Bradley Luria	Director, LG Acquisition Parent Corp. Associate General Counsel, Lonza America, Inc., 90 Boroline Road, Allendale, New Jersey 07401